[Bryan Cave LLP Letterhead]

August 23, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:	Tom Kluck
Duc Dang
Howard Efron
Kevin Woody

Re:	GreenHaven Coal Index Fund
Registration Statement on Form S-1
Filed June 22, 2012
File No. 333-182301

Ladies and Gentlemen:

On behalf of GreenHaven Coal Index Fund (the “Fund”) and GreenHaven Coal Services, LLC (the “Sponsor”), we set forth below the Fund’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”), in a letter dated July 19, 2012, from Mr. Tom Kluck, Legal Branch Chief (the “Comment Letter”), with respect to the Fund’s Registration Statement on Form S-1, File No. 333-182301, filed on June 22, 2012 (the “Form S-1”).

On the date hereof, the Fund is filing a pre-effective first amendment to Form S-1 (“Amendment No. 1”) incorporating the revisions described herein.  For your convenience, each response follows the sequentially numbered comment copied from the Comment Letter.

General

1.
Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response:  The Fund included its logo on the cover page of the Amendment No. 1.

2.
Please provide us with copies the relevant portions of any study, report or book that you cite or on which you rely as well as the sources for the charts presented. Please mark the materials to specifically identify the portions that support your disclosure. Confirm that the industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies.  Alternatively, please file consents for the parties providing this data as exhibits to the registration statement.

Response:  Under separate cover, the Fund provided the Staff with the requested backup for industry statistics included in the Form S-1.  The Fund confirms that the industry reports and studies on which it relied were publicly available and not prepared specifically for the Fund.  The Fund did not compensate the parties that prepared these reports and studies.

Securities and Exchange Commission
August 23, 2012

3.
On page 13, you indicate that you are not subject to the Investment Company Act of 1940. We note, however, that you may invest in forward contracts, options and swaps. If you are relying on an exemption from registration under the Investment Company Act of 1940, please tell us. Please provide us with a detailed analysis of this exemption and how your investment strategy with support this exemption. Please note that we will refer your response to the Division of Investment Management for further review.

Response:  The Fund respectfully submits that it is not an “investment company” as defined under the Investment Company Act of 1940 (the “1940 Act”) because the Fund neither:

(i)	holds itself out as being engaged primarily, or proposes to be engaged primarily, in the business of investing, reinvesting or trading in securities1; nor

(ii)
is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire “investment securities” having a value exceeding 40 percent of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis.2

Alternatively, should the Staff determine that the Fund is an investment company as defined under Section 3(a)(1)(C) of the 1940 Act, the Fund respectfully submits that it would be excluded by Section 3(b)(1) of the 1940 Act because the Fund is an issuer primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities.

Analysis

In the Staff’s no-action letter titled Peavy Commodities Futures Fund I, II, III (June 2, 1983) (“Peavey”), the Staff stated that, for purposes of determining whether a commodity pool is an investment company under the 1940 Act, the commodity pool’s investments in futures and options on futures are not deemed to be investments in securities.  Accordingly, the Fund’s investments in futures and options on futures are not considered to be securities for purposes of determining whether the Fund is an investment company under Sections 3(a)(1)(A) or 3(a)(1)(C) of the 1940 Act. As described in the Form S-1, the Fund intends to primarily invest in coal futures contracts, and therefore does not believe that it is a prima facie investment company pursuant to Section 3(a)(1)(A) or Section 3(a)(1)(C) of the 1940 Act.

However, even if the Fund were deemed to fall within Section 3(a)(1)(C), the Fund respectfully submits that it would qualify for the exclusion from the definition of an investment company set forth in Section 3(b)(1) of the 1940 Act because the Fund is primarily engaged in a business or businesses other than investing, reinvesting, owning, holding or trading in securities, as interpreted in a line of Staff no-action letters that apply this exclusion to commodity pools.3

1 See 3(a)(1)(A) of the 1940 Act.
2 See 3(a)(1)(C) of the 1940 Act.
3 See Staff no-action letters titled Managed Futures Association (July 15, 1996); Ft. Tryon Futures Fund Limited Partnership (August 16, 1990); E. F. Hutton and Company, Inc. (July 22, 1983); and Peavey Commodity Funds I, II and III (June 2, 1983) (collectively, the “Peavey No-Action Letters”).

Securities and Exchange Commission
August 23, 2012

In Managed Futures Association, the Staff stated that:

a commodity pool’s primary business should be deemed to be investing or trading in commodity interests if (1) the pool looks primarily to commodity interests as its principal intended source of gains, (2) the pool anticipates that commodity interests present the primary risk of loss, and (3) the pool’s historical development, public representations of policy (in its prospectus or offering circular and in marketing materials), and the activities of those charged with management of the pool demonstrate that the pool’s primary business is investing or trading in commodity interests, rather than securities.

As stated in the Form S-1, the Fund looks primarily to commodity interests as its principal intended source of gains and anticipates that commodity interests present the primary risk of loss.  The value of the Fund’s Shares will relate directly to the value of the Fund’s portfolio of commodity interests and the price of the commodity interest is directly correlated to coal commodity prices.

The term “commodity” is defined in Section 1(a)(4) of the Commodity Exchange Act and means, in addition to various enumerated agricultural commodities and other goods and articles, “all services, rights and interests in which contracts for future delivery are presently or in the future dealt in.” Consequently, the “services, rights and interests” from which the Fund’s forward contracts, options or swaps if any, derive their value are commodities within the meaning of the Commodity Exchange Act, as they derive their value from the same or substantially similar “services, rights and interests” as exchange-traded futures.

The Staff’s guidance in Peavey specifically refers to “futures, including futures in exempted securities and futures on indices of securities, and options on such futures,” illustrating the Staff’s understanding that the term “commodity” is not limited to agricultural commodities and other goods and articles.  Additionally, in Managed Futures Association, the Staff refers to the pool’s investments or trading in “commodity interests,” not just futures and options on futures, illustrating that the Staff’s understanding that the term “commodity interests” is not limited to exchange-traded futures and options on futures. In fact, many commodity pools routinely use forward contracts (as well as swaps and other over-the-counter derivatives) that derive their value from a reference asset that is not presently the reference asset for any exchange-traded future.

Examples of commodity pools that use such instruments and with which the Staff is familiar include: Seneca Global Fund, L.P. (Registration No. 333-175052); The Frontier Fund (Registration No. 333-164629); Grant Park Futures Fund Limited Partnership (Registration No. 333-153862); RJO Global Trust (Registration No. 333-146177); IShares Diversified Alternatives Trust (Registration No. 333-153099); and various series of ProShares Trust II (Registration No. 333-156888).

In addition to expected sources of profit and exposure to risk of loss, the Peavey No-Action Letters set forth the following factors:

●           Historical Development.  The development of the Fund points to its intention to be a commodity pool, not an investment company. The purpose of the Fund’s development has been to operate as a commodity pool that is not also an “investment company” for regulatory purposes. The Sponsor became  registered with the CFTC as the commodity pool operator of the Fund. The description of the Fund’s business in the Form S-1 is consistent with that of a commodity pool and inconsistent with that of an investment company.

Securities and Exchange Commission
August 23, 2012

●           Representations. The Fund represents itself as a commodity pool in the Form S-1, and the use of funds for futures margin, as described in the Form S-1, is consistent with such representation.

●           Activities of Management. The Sponsor’s activities are entirely consistent with and support the conclusion that the Fund is not an investment company pursuant to Section 3(a)(1)(A), 3(a)(1)(C), or alternatively, excluded by Section 3(b)(1) of the 1940 Act. The Sponsor organized the Fund to be a commodity pool that primarily purchases CAPP coal futures contracts that are traded on the CME, Intercontinental Exchange, Inc. or other U.S. or foreign exchanges to the greatest extent possible, without being leveraged or exceeding relevant position limits. This activity is consistent with acting as a commodity pool operator, not with operating or advising an investment company. Significantly, the primary business and background of the Sponsor and GreenHaven Group, LLC is agriculture commodities trading, and not securities investment or trading.

Conclusion

The Fund is not an investment company pursuant to Section 3(a)(1)(A) or 3(a)(1) (C) of the 1940 Act because its primary business intent will be to engage in investing in futures interests, which are not considered to be securities for purposes of determining whether the pool is an investment company under Sections 3(a)(1)(A) or 3(a)(1)(C) of the 1940 Act. Alternatively, if the Staff determines that the Fund is an investment company pursuant to Section 3(a)(1)(C) of the 1940 Act, then the Fund is exempt pursuant to Section 3(b)(1) of the 1940 Act.  The use of forward contracts, options and swaps does not alter the conclusion that the Fund is not an investment company pursuant to Section 3(a)(1)(A) or 3(a)(1) (C) of the 1940 Act or alternatively, that the Fund is excluded from the definition of the term “investment company” pursuant to Section 3(b)(1) of the 1940 Act.

4.
We note that you have omitted significant information that materially affects the ability of the Trust to conduct the proposed offering. For example, we note that you have not included the specific fee percentages the trust will pay on its net assets, complete break-even disclosure and required audited financial statements. Please provide this information in your next amendment on Form S-1.

Response:  The Fund included certain of the requested disclosure in the Amendment No. 1.  Certain other information (for example, the identification of the Fund’s administrator and the Fund’s audited financial statements) will be provided by pre-effective amendment.

5.
Please revise to discuss how assets that are not cleared through the CME are valued for purposes of calculating your NAV. Also, clarify whether there is any ability for shareholders to access the intraday NAV of the shares.

Response:  The Fund revised the disclosure under “Prospectus Summary – The Offering – Net Asset Value” on page 3 of the Amendment No. 1 as follows:

“The NAV equals the market value of the Fund’s total assets less total liabilities calculated in accordance with GAAP.  Under the Fund’s current operational procedures, the Administrator calculates the NAV once each NYSE Arca trading day. The Administrator uses the CME settlement price (typically determined after 5:00 p.m. New York time) for the contracts held on the CME. Other Coal-Related Interests are valued by the Administrator using rates and points received from approved third party vendors (such as Reuters and Bloomberg) and advisor quotes. The NAV for a particular trading day is released after 5:00 p.m. New York time and will be posted at www.greenhavenfunds.com.  The Sponsor anticipates that the NYSE Arca will disseminate the indicative fund value on a per Share basis every 15 seconds during regular NYSE Arca trading hours.”

Securities and Exchange Commission
August 23, 2012

The Fund made similar revisions to the disclosure under “Creation and Redemption of Shares – Creation Procedures – Determination of Required Payment” on page 47 of the Amendment No. 1 and “Creation and Redemption of Shares – Redemption Procedures – Determination of Redemption Proceeds” on page 48 of the Amendment No. 1.

In addition, the Fund included the following disclosure under “Creation and Redemption of Shares” on page 49 of the Amendment No. 1:

“NYSE Arca Dissemination of Indicative Fund Value

To provide updated information relating to the Fund for use by investors and market professionals, the Sponsor expects that the NYSE Arca will calculate and disseminate throughout the trading day an updated “indicative fund value.” The indicative fund value will be calculated by using the prior day’s closing NAV per Share as a base and updating that value throughout the trading day to reflect changes in the value of the Fund’s Coal Futures during the trading day. Changes in the value of U.S. Treasuries and cash equivalents will not be included in the calculation of indicative fund value. For this and other reasons, the indicative fund value disseminated during NYSE Arca trading hours should not be viewed as an actual real time update of the NAV. NAV will be calculated only once at the end of each trading day.

The indicative fund value will be disseminated on a per Share basis every 15 seconds during regular NYSE Arca trading hours of 9:30 a.m. New York time to 4:00 p.m. New York time. The normal trading hours for Coal Futures on the CME may begin after 9:30 a.m. New York and end before 4:00 p.m. New York time. As a result,  there may be a gap in time at the beginning and the end of each day during which the Shares are traded on the NYSE Arca, but real-time trading prices for at least some of the Coal Futures held by the Fund are not available. Accordingly, during those gaps there will be no update to the Fund’s indicative fund value and such indicative fund value, therefore, will be static.

The Sponsor expects that the NYSE Arca will disseminate the indicative fund value through the facilities of CTA/CQ High Speed Lines. In addition, the Sponsor expects that the indicative fund value will be published on the NYSE Arca’s website and available through on-line information services such as Bloomberg and Reuters.”

Cover Page

6.
Please revise your disclosure to include the price per share at which the Authorized Participants will offer the shares to the public or the method by which the price will be determined. See Item 501(b)(3) of Regulation S-K. Also describe these sales in greater detail in the plan of distribution section.

Response:   The Fund revised the disclosure on the Cover Page of the Amendment No. 1 as follows:

The Fund will continuously offer and redeem Baskets of 50,000 Shares to and from Authorized Participants at a price equal to the Fund’s net asset value per Share of 50,000 Shares. See “Creation and Redemption of Shares.” Authorized Participants, in turn, may offer such Shares to the public at a per-Share offering price that varies depending on, among other factors, the trading price of the Shares, the NAV and the supply of and demand for the Shares at the time of the offer. Shares initially comprising the same Basket but offered by the Authorized Participants to the public at different times may have different offering prices. Except when aggregated in Baskets, the Shares are not redeemable securities. An Authorized Participant may receive commissions or fees from investors who purchase Shares through their commission or fee-based brokerage accounts.

Securities and Exchange Commission
August 23, 2012

“By executing a Participant Agreement, an Authorized Participant becomes part of the group of parties eligible to purchase Baskets from, and put Baskets for redemption to, the Fund. An Authorized Participant is under no obligation to create or redeem Baskets or to offer to the public Shares of any Baskets it does create. Authorized Participants that offer to the public Shares from the Baskets they create will do so at a per-Share offering price that will vary depending upon, among other factors, the trading price of the Shares, the NAV and the supply of and demand for the Shares at the time of the offer. Shares initially comprising the same Basket but offered by Authorized Participants to the public at different times may have different offering prices. A list of Authorized Participants will be available from the Administrator.”

7.
Please discuss here or in another applicable section, whether there are any limitations on the amount of your assets that could be invested in OTC derivatives instead of futures contracts or cleared swaps.

Response:  The Fund revised the disclosure under “Use of Proceeds – Investments in Coal Interests” on page 17 of the Amendment No. 1 as follows:

“To a lesser extent, to comply with regulatory requirements or in view of market conditions, the Fund may purchase Other Coal-Related Investments. Market conditions that could cause the Fund to invest in Other Coal-Related Investments include those allowing the Fund to obtain greater liquidity or to execute transactions with more favorable pricing. The Fund may be limited in its ability to invest in Other Coal-Related Investments due to the lack of a liquid market or present or future regulatory constraints applicable to the Fund.

The Fund, page 22

8.
Please revise to discuss the difference between investing in CAPP coal futures and “cleared” Coal Futures, including any difference in risks or funding requirements. Provide a similar discussion related to the use of options, forwards, and swaps.

Response:  See response to comment 9 below.

Securities and Exchange Commission
August 23, 2012

9.
We note your disclosure on page 48 regarding credit risk. Please describe the counterparties in which you intend to enter into swaps and/or forward contracts. Also discuss, if known, the creditworthiness of the counterparties or how you intend to make such determinations.

Response:   In the first paragraph of “The Fund - Investment Objective” on page 22 of the Amendment No. 1, the Fund cross-referenced “Use of Proceeds,” under which the Fund describes its investments in Coal Interests in greater detail.  In response to the Staff’s comments numbered 8 and 9, the Fund revised the disclosure under “Use of Proceeds – Investments in Coal Interests” on page 17 of the Amendment No. 1 as follows:

“The Fund will first seek to purchase Coal Futures traded on the NYMEX via the CME Globex trading platform.  The Fund will place purchase orders for Coal Futures with a Commodity Broker.  If sufficient liquidity in Coal Futures is not present on the NYMEX to so acquire Coal Futures, then the Fund will seek to obtain “cleared” Coal Futures via the CME ClearPort clearing service.  The Fund will place purchase orders for “cleared” Coal Futures with an Execution Broker.  The Execution Broker will identify a selling counterparty in the OTC market, and simultaneously with completion of the OTC transaction the Coal Futures will be cleared by a Commodity Broker via the CME ClearPort.  If the NYMEX does not accept the “cleared” Coal Futures for any reason, the OTC transaction will be considered null and void and of no legal effect.  As a result, the Sponsor expects that all of the Fund’s positions in Coal Futures, whether traded on the CME or cleared through the CME ClearPort, will be cleared by CME clearing member firms, thereby minimizing counterparty risk.  The Sponsor expects the margin requirements with respect to the Fund’s investments in OTC Coal Futures to be similar to the margin requirements for exchange-traded Coal Futures.

To a lesser extent, to comply with regulatory requirements or in view of market conditions, the Fund may purchase Other Coal-Related Investments. Market conditions that could cause the Fund to invest in Other Coal-Related Investments include those allowing the Fund to obtain greater liquidity or to execute transactions with more favorable pricing. The Fund may be limited in its ability to invest in Other Coal-Related Investments due to the lack of a liquid market or present or future regulatory constraints applicable to the Fund.  Such Other Coal-Related Investments traded in the OTC markets will have various funding requirements based on a variety of factors including the counterparty, the notional amounts involved and the length of the agreements, among others.  The creditworthiness of each potential counterparty will be assessed by the Sponsor. The Sponsor will assess or review, as appropriate, the creditworthiness of each potential or existing counterparty to an OTC contract pursuant to guidelines approved by the Sponsor. Furthermore, the Sponsor on behalf of the Fund, will only enter into OTC contracts with counterparties that are, or are affiliates of, (a) banks regulated by a United States federal bank regulator, (b) broker-dealers regulated by the SEC, (c) insurance companies domiciled in the United States, and (d) producers, users or traders of commodities, whether or not regulated by the CFTC. Existing counterparties will be reviewed periodically by the Sponsor. The Fund also may require that the counterparty be highly rated and/or provide collateral or other credit support.  See the “Risk Factors – The Fund will be subject to counterparty risks, credit risks and other risks associated with OTC swap agreements and forward contracts, which could result in significant losses to the Fund” for a description of certain of the risks to the Fund associated with investing in Other Coal-Related Investments.”

Securities and Exchange Commission
August 23, 2012

10.
You indicate that you intend to track the performance of the Index “over time.” As you have indicated that daily changes in NAV will correlate closely with the performance of the Index, please elaborate on the “over time” reference.

Response:  The Fund deleted the phrase “over time” in each instance it appears from the Amendment No. 1.

Fees Payable to Service Providers, page 26

11.
We note the reference to tracking error on page 11. Please revise to elaborate on possible cumulative effect fees may have on your ability to track the Index and discuss any mitigating actions that are currently contemplated. For instance, would you obtain disproportionate exposure or use non-CME instruments as a means of eliminating tracking errors?

Response:  The Fund included the following disclosure under “Charges – Fees and Expenses – Accrual” on page 27 of the Amendment No. 1:

“If the Fund enters into new contractual relationships or renews existing relationships with its service providers, it may incur higher fees and expenses and need to change the accruals of its Sponsor Fee, brokerage fees and expenses, or introduce new fees or expenses. Any such change in accruals or additional fees or expenses could increase the Fund’s tracking error relative to the Index and make an investment in the Shares less profitable.  At this time, the Sponsor does not anticipate taking any actions to mitigate any such tracking error other than through the negotiation of fees payable to its service providers.”

The Index, page 28

12.
On page 23, you indicate that the Index will correlate closely with the daily changes in the coal spot price. Please revise to explain the relationship of the Index’s formulation and the spot price of coal. Also, briefly discuss the history of the Index and where its performance can be observed.

Response:  The Fund revised the disclosure under “The Fund – Investment Objective” on page 23 of the Amendment No. 1 as follows:

“Because the Sponsor expects that (i) the price of the Shares listed on the NYSE Arca will generally correlate closely with the NAV (primarily due to arbitrage opportunities), (ii) daily changes in the NAV will correlate closely with the performance of the Index, and (iii) daily changes in the performance of the Index will correlate closely with daily changes in ~~the coal spot price~~ a three month strip of coal futures contracts, the Sponsor believes that an investment in the Shares provides investors with an opportunity to gain exposure to changes in the price of coal in a transparent, cost-effective manner.”

The Fund also inserted the following disclosure under “The Fund – Investment Objective” on page 23 of the Amendment No. 1:

“The Index is calculated by Standard & Poors Custom Indices and can be accessed at http://www.tradition.com/products/energy--commodities/coal/tradition-coal-index™.aspx.”

Securities and Exchange Commission
August 23, 2012

In addition, the Fund included the following risk factor on page 14 of the Amendment No. 1:

“The Index is not designed to correlate exactly with the spot price of coal and this could cause the changes in the price of the Shares to substantially vary from the changes in the spot price of coal underlying the Coal Interests.

The Index reflects the price for future delivery of Coal Futures that underlie the Index, not the current spot prices of coal. Weak correlation between the Index and the coal spot prices may result from typical seasonal fluctuations in coal prices, among other factors. If there is a weak correlation between the Index and the coal spot prices, then the market price of the Shares may not accurately track the coal spot prices and investors may not be able to effectively use the Fund as a way to hedge the risk of losses in coal-related transactions or as a way to indirectly invest in coal.”

13.	Please qualify that while the Fund is not sponsored or promoted by TFS, a TFS affiliate, TFS Energy Futures LLC, is one of your service providers.

Response:  The Fund revised the disclosure under “The Index – Overview” on page 28 of the Amendment No. 1 as follows:

“The Fund is not sponsored, endorsed, sold or promoted by TFS. TFS makes no representation or warranty, express or implied, regarding the advisability of investing in the Shares generally or in the Fund particularly. TFS has no obligation to take, and has not taken, the investment objectives, needs or expectations of the Sponsor, the Fund or the Shareholders into consideration in developing or providing the methodology for the Index. TFS is not responsible for, and has not participated in the determination of, the timing, amount or pricing of the Shares. Although TFS has no obligation or liability in connection with the administration, marketing or management of the Fund, TFS Energy Futures LLC, an affiliate of TFS, is one of the Fund’s service providers.”

14.	In light of the risk highlighted on page 8, please explain the purpose of trading in futures contracts on exchanges outside the United States.

Response:  The Fund revised the disclosure under “The Index – Index Rolling” on page 29 of the Amendment No. 1 as follows:

“CAPP futures contracts trading as standard futures contracts on other exchanges such as the ICE or foreign exchanges may be held by the Fund at the Sponsor’s discretion.  The Sponsor will make this determination based, in part, on market conditions and other external circumstances such as liquidity in the domestic markets, a change in the futures contracts that underlie the Index, and/or accountability or position limits or other similar regulation limiting the Fund’s investment in domestic markets.”

Securities and Exchange Commission
August 23, 2012

The Sponsor, page 31

15.
We note that the sponsor was recently formed and controlled by GreenHaven Group, LLC. Please revise to clarify whether GreenHaven Group has any contractual or fiduciary obligations to provide services or resources to support your operations.

Response: The Fund revised the disclosure under “The Sponsor – Overview” on page 31 of the Amendment No. 1 as follows:

“The Sponsor is a wholly-owned subsidiary of GreenHaven Group, LLC and affiliated with GreenHaven Commodity Services, LLC, a commodities trading firm.  GreenHaven Commodity Services, LLC was founded in October 2006 and acts as a CPO to the GCC Index Fund that, as of December 31, 2011, had approximately $580 million in assets under management.  GreenHaven Group, LLC is located in Atlanta, Georgia. Under the Georgia Limited Liability Company Act and the governing documents of the Sponsor, GreenHaven Group, LLC is not responsible for the debts, obligations and liabilities of the Sponsor solely by reason of being the Sponsor’s sole member.  In addition, GreenHaven Group, LLC has no contractual obligation to provide services or resources to the Sponsor or otherwise support the Fund.”

Prior Performance of the Sponsor and Affiliates, page 32

16.	Please revise to clarify whether the changes in NAV for the prior program correlated with the changes in the CCI-TR Index. Discuss any experience with tracking error.

Response:  The Fund included the following disclosure under “The Sponsor – Prior Performance of the Sponsor and Affiliates” on page 35 of the Amendment No. 1:

“The GCC Index Fund’s Net Asset Value exceeded the CCI-TR by 1.61%, 1.68%, and 2.82% net of fees for the years ended December 31, 2011, 2010, and 2009, respectively. Since the GCC Index Fund commenced trading on January 24, 2008 through [  ], the GCC Index Fund has returned [  ]% as measured by its daily closing price on the NYSE Arca and the CCI-TR has returned [  ]%.”

Mandatory Redemption, page 47

17.
Please revise to clarify whether the “then current” NAV that applies to a mandatory redemption is the value on the notice date or the 15th day following notice. Also, clarify if the notice obligates the Sponsor to purchase such shares and discuss the purpose of the mandatory redemption provision.

Response:  The Fund revised the disclosure under “The Trust Agreement – Mandatory Redemption” on page 53 of the Amendment No. 1 as follows:

“As discussed in the Trust Agreement, if the Sponsor gives at least fifteen (15) days’ written notice to a Shareholder, then the Sponsor may for any reason, in its sole discretion, require the mandatory redemption of all or part of the Shares held by any such Shareholder at the ~~then-current~~ NAV per Share calculated as of the date of redemption; provided, however, that the provision of the written notice to a Shareholder does not obligate the Fund to affect any redemption.  If the Sponsor does not give at least fifteen (15) days’ written notice to a Shareholder, then it may only require mandatory redemption of all or any portion of the Shares held by any such Shareholder in the following circumstances:

(i)           the Shareholder made a misrepresentation to the Fund or the Sponsor in connection with its purchase of Shares; or

(ii)           the Shareholder’s ownership of Shares would result in the violation of any law or regulation applicable to the Fund or a Shareholder.”

Securities and Exchange Commission
August 23, 2012

The Fund made similar revisions to the disclosure on page 4 of the Amendment No. 1 under “Prospectus Summary – The Offering – Mandatory Redemption.”  The Fund respectfully submits that it has included its reasons for a mandatory redemption in the S-1 as described above, which are:  (a) upon 15 days’ notice, for any reason, and (b) without notice, in the case of a Shareholder misrepresentation or Share ownership resulting in a violation of law.

Thank you for your consideration of our responses to your comments.  We would very much appreciate the Staff contacting us as soon as practicable to inform us if any further information is required in connection with its review.

If you have any questions, or if we can be of further assistance to you in the review process, please call me at (404) 572-6820.

Very truly yours,

/s/ Terrence A. Childers

Terrence A. Childers

cc:	Mr. Cooper Anderson, GreenHaven Coal Services, LLC
Mr. Tom Fernandes, GreenHaven Coal Services, LLC

Mrs. Kathleen Moriarty, Katten Muchin Rosenman LLP
Mr. Peter Shea, Katten Muchin Rosenman LLP

Mr. Eliot Robinson, Bryan Cave LLP
Mr. Jared Seff, Bryan Cave LLP